UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                               Sparta Foods, Inc.
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                    846573301
                                 (CUSIP Number)

  David Kastelic, Associate General Counsel, Cenex Harvest States Cooperatives
             5500 Cenex Drive, Inver Grove Heights, Minnesota 55077
                                 (651) 306-3712
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                November 12, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
CUSIP NO. 846573301                  SCHEDULE 13D
-----------------------
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON, IRS IDENTIFICATION NO. OF ABOVE PERSON
              Cenex Harvest States Cooperatives
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
              WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                       [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
              Minnesota
--------------------------------------------------------------------------------
                           7 SOLE VOTING POWER
          NUMBER OF              1,617,652 (1)(2)(3)
           SHARES          -----------------------------------------------------
        BENEFICIALLY       8 SHARED VOTING POWER
          OWNED BY                         0
            EACH           -----------------------------------------------------
          REPORTING        9 SOLE DISPOSITIVE POWER
           PERSON                1,617,652 (1)(2)(3)
            WITH           -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,617,652(1)(2)(3)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              13.7% (based on 10,191,416 shares outstanding on July 30, 1999)
              (1)(2)(3)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------
(1) Includes 1,515,152 shares of Issuer's Common Stock issuable upon conversion of 2,500 shares of Preferred Stock, Series 1998, par value $1,000.00 per share ("Issuer's Preferred Stock").
(2) Includes 6,000 shares of Issuer's Common Stock issuable within 60 days of the date hereof upon exercise of the vested portion of an option to purchase 15,000 shares of Issuer's Common Stock held by John D. Johnson, President and General Manager of Cenex Harvest States Cooperatives, as previously reported on this Schedule 13D.
(3) Includes 4,000 shares of Issuer's Common Stock owned by Duane Risan, a director of Cenex Harvest States Cooperatives, as previously reported on this Schedule 13D.

                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D


         This Amendment No. 3 amends the Schedule 13D, filed February 6, 1998 (as previously amended) of Cenex Harvest States Cooperatives, a Minnesota corporation (formerly Harvest States Cooperatives) ("Cenex Harvest States"), with respect to the common stock, $.01 par value ("Issuer's Common Stock"), of Sparta Foods, Inc., a Minnesota corporation (the "Issuer"), to report additional action taken by Cenex Harvest States. This amendment amends only those portions of the information previously reported that have changed since the prior filing.


Item 4.            Purpose of Transaction.

         As previously disclosed, Cenex Harvest States and the Issuer entered into a Stock Purchase Agreement, dated February 24, 1998, pursuant to which Cenex Harvest States purchased 2,500 shares of the Preferred Stock, Series 1998, $1,000.00 par value per share, of the Issuer (the "Initial Investment"). Pursuant to the terms of the Initial Investment, John D. Johnson, President and General Manager of Cenex Harvest States, has served as a director of the Issuer since that time. In his capacity as a director, Mr. Johnson has received non-public information about the Issuer. In addition, other representatives of Cenex Harvest States have received certain non-public information about the Issuer from representatives of the Issuer from time to time.

         In October and early November, Jim Tibbetts, Executive Vice President, Food Group of Cenex Harvest States, had discussions with representatives of the Issuer regarding an additional investment in or acquisition of the Issuer.

         On November 12, 1999, Cenex Harvest States and the Issuer jointly announced that Cenex Harvest States and the Issuer have entered into an agreement by which Cenex Harvest States has been granted until December 31, 1999 the exclusive right to negotiate the acquisition of the Issuer. Any acquisition would depend on satisfactory due diligence by Cenex Harvest States, negotiation of a mutually acceptable purchase price and negotiation of a satisfactory definitive agreement. In any acquisition, shareholders of the Issuer would receive cash in exchange for Issuer's Common Stock.


Item 7.           Materials to Be Filed as Exhibits

         (a) Exclusivity Letter, dated November 12, 1999, by and between Cenex Harvest States Cooperatives and Sparta Foods, Inc.

         (b) Press Release of Cenex Harvest States and Sparta Foods, Inc., dated November 12, 1999.

Signature

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.


Date:    November 15, 1999

                                        CENEX HARVEST STATES COOPERATIVES



                                        By /s/ John Schmitz
                                           -------------------------------------
                                           John Schmitz
                                           Senior Vice President and
                                           Chief Financial Officer

                                                                       Exhibit A
                        CENEX HARVEST STATES COOPERATIVES
                                5500 CENEX DRIVE
                          INVER GROVE HEIGHTS, MN 55077


                                November 12, 1999


Mr. Joel P. Bachul
President and Chief Executive Officer
Sparta Foods, Inc.
1565 First Avenue NW
New Brighton, MN 55112

Dear Joel:

         Based upon your recent conversations with Jim Tibbetts, we are excited about the prospect of combining the business of Sparta Foods with the resources of Cenex Harvest States. Subject to completion of due diligence, negotiation of a mutually acceptable purchase price and negotiation of a satisfactory definitive agreement (the "Agreement"), we contemplate the acquisition of Sparta Foods. We will present our initial valuation to you within the next few days. The execution of this letter agreement would be announced in a joint press release, to be released today.

         Any acquisition would take the form of a cash-out merger, pursuant to which Sparta Foods would become a wholly owned subsidiary of Cenex Harvest States. Cenex Harvest States and Sparta Foods will proceed in good faith toward negotiation and execution of the Agreement, which would contain mutually agreeable terms, representations, conditions, covenants and indemnities. If the Agreement has not been executed by 5:00 p.m. (Central Time), on December 31, 1999 ("Termination Time"), this letter shall automatically terminate. The obligations of the parties will be subject to the terms of the Agreement, but the obligations pursuant to the numbered paragraphs below are intended to be binding and enforceable obligations of the parties.

         Cenex Harvest States and Sparta Foods agree that:

                  1. Until the Termination Time, (a) Sparta Foods shall not, directly or indirectly, through any representative or otherwise, solicit or entertain offers from, negotiate with, furnish information (other than publicly available information) to or in any manner encourage, discuss, accept or consider any proposal of any other person relating to the acquisition of Sparta Foods, its assets or business, in whole or in part, whether directly or indirectly, through purchase, merger, consolidation or otherwise (other than sales of inventory in the ordinary course); (b) Sparta Foods shall immediately notify the undersigned regarding any contact between the Sparta Foods or its representatives and any other person regarding any such offer or proposal or any related inquiry; and (c) Sparta Foods shall immediately suspend all discussions with other potential buyers.

                  2. Until the Termination Time, Sparta Foods shall negotiate exclusively with Cenex Harvest States and afford Cenex Harvest States full and free access to Sparta Foods, its management, properties, contracts, books and records, and all other documents and data and shall operate its business in the ordinary course and refrain from any extraordinary transactions.

                  3. Except as contemplated above, without the prior written consent of the other party, prior to the Termination Time neither Cenex Harvest States nor Sparta Foods shall, directly or indirectly, make any public comment, statement or communication with respect to, or otherwise disclose or permit the disclosure of the existence of discussions regarding, a possible transaction between the parties or any of the terms, conditions or other aspects of the transaction proposed in this letter. If a party is required by law to make any such disclosure, it shall first provide to the other party the content of the proposed disclosure, the reasons that such disclosure is required by law, and the time and place that the disclosure will be made.

Except as provided in the numbered paragraphs above, this letter does not constitute and will not give rise to any legally binding obligation on the part of either of the parties. Except as provided in the numbered paragraphs above, no past or future action, course of conduct or failure to act relating to the transactions contemplated hereby will give rise to or serve as a basis for any obligation or other liability on the part of either of the parties.

         Please contact me at (651) 306-6527 if you have any questions regarding the content of this letter. Otherwise, please indicate your concurrence below by returning a copy to me. I look forward to the successful combination of Sparta Foods with Cenex Harvest States.

                                        Very truly yours

                                        CENEX HARVEST STATES COOPERATIVES


                                        By: /s/ Patrick Kluempke
                                            ------------------------------------
                                        Title: Senior Vice President--
                                                 Business Planning

Agreed to and accepted:

SPARTA FOODS, INC.


By:   /s/ Joel P. Bachul
-------------------------------
Title:  President and
          Chief Executive Officer

                                                                       Exhibit B

            SPARTA FOODS IN EXCLUSIVE NEGOTIATIONS TO BE ACQUIRED BY
                        CENEX HARVEST STATES COOPERATIVES

      ST. PAUL, Minn., Nov. 12 -- Sparta Foods, Inc. (Nasdaq: SPFO), and Cenex Harvest States Cooperatives jointly announced today that they have entered into an agreement under which Cenex Harvest States has been granted until Dec. 31, 1999, the exclusive right to negotiate the acquisition of Sparta Foods. Any acquisition would depend on satisfactory due diligence by Cenex Harvest States, negotiation of a mutually acceptable purchase price and negotiation of a satisfactory definitive agreement.
      Sparta shareholders would receive cash in exchange for their Sparta Foods common shares in any such acquisition. At present, Cenex Harvest States is the beneficial holder of convertible preferred and common shares of Sparta foods equivalent to, if the preferred shares were to be converted, approximately 14 percent of Sparta Foods' outstanding common shares.
      Further details of the transaction will not be disclosed until completion of the negotiations.
      Cenex Harvest States Cooperatives, with headquarters in suburban St. Paul, Minn., is a producer-to-consumer cooperative system owned by farmers, ranchers and their local co-ops from the Great Lakes to the Pacific Northwest, and from the Canadian border to Texas. Through a broad range of partnerships, this fully integrated agricultural foods cooperative also markets and distributes petroleum products, agronomic inputs and feed to rural America, as well as grain and processed food products to customers worldwide.
      Sparta Foods, Inc., located in New Brighton, Minn., and Phoenix, Ariz., is a regional market leader in the production and distribution of tortillas and value-added tortilla products to the retail and foodservice industries. The Company's product lines include tortillas, tortilla chips and other snack products, and picante and other salsas. Sparta Foods distributes its food products to retail grocery chains and general merchandise retailers throughout the Midwest and Southwest U.S. principally under the Arizona Brand(R), Cruz(R), La Campana Paradiso(R), La Canasta(R), and Spanish Bell(R) labels. Foodservice customers include Perkins Family Restaurants, Friendly's Restaurants and other nationally-known restaurants and distributors.

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11/12/99